Branden T. Burningham

Attorney at Law

455 East 500 South, Suite 205

Salt Lake City, Utah 84111

ADMITTED IN UTAH AND CALIFORNIA            TELEPHONE:  (801) 363-7411

FACSIMILE:  (801) 355-7126

July 17, 2009

Janice McGuirk, Esq.

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:

Waterbank of America (USA) Inc., a Utah corporation (the   “Company”)

Revised Definitive Information Statement

Commission File No. 0-51075

Dear Ms. McGuirk:

Pursuant to our telephone conversation of yesterday, here are the Company’s proposed responses to the comments raised in John Reynolds’ comment letter of yesterday’s date.  Each comment is set forth below in bold font, with each proposed response directly thereunder.

1.  We note your response to prior comment two and disclosure regarding the Majority Stockholders “collectively” owning approximately 56% of your stock.  Please revise to describe the terms of any voting agreements or other arrangements among the Majority Stockholders.  In this regard, please consider the applicability of Regulation 13D to any agreement or arrangement of the Majority Stockholders.

Proposed response to be inserted as a new final paragraph under the caption “Vote Required for Approval”:

There are no voting agreements or other arrangements among the Majority Stockholders with respect to the above-referenced matters that they approved as of April 17, 2009, or with respect to any other matter.

2.  It is unclear why the first table on page five does not include Vicis Capital LLC, which filed a Schedule 13G/A on February 13, 2009.

As stated in Item 4(b) of the referenced Schedule 13G/A, Vicis’ “percent of class” calculation is based on 10,400,000 outstanding shares of the Company’s common stock.  This is the number of outstanding shares that was reported in the Company’s Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2006, which was filed with the Securities and Exchange Commission (the “Commission”) on October 17, 2006.  Since then, the Company has issued approximately 33 million shares of its common stock, as reported in its Current Report on Form 8-K dated October 18, 2006, and filed with the Commission on October 25, 2006.  Because these additional shares were not taken into account in connection with Vicis’ preparation of its Schedule 13G/A, Vicis’ reported percentage of the Company’s shares is substantially higher than its actual percentage of approximately 2 percent.

Please advise whether there will be any further comments on this filing.

Thank you very much.

Sincerely yours,

/s/ Branden T. Burningham

Branden T. Burningham